Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

On Tuesday, December 14, 2021, Aaron Greenberg, chief strategy officer of European Sustainable Growth Acquisition Corp., a Cayman Islands exempted company (“EUSG”), participated in an “Ask Me Anything” interview with Mo Abdi, MD. The transcript of the interview is set forth below.

“ASK ME ANYTHING” INTERVIEW – AARON GREENBERG

Tuesday, December 14, 2021

MO ABDI, MD: “Hi, everyone. Welcome to our latest AMA, AMA number 21 with European Sustainable Growth Acquisition Corp, ADS-TEC Holding with Aaron Greenberg. How are you doing Aaron? [crosstalk]”

AARON GREENBERG (EUSG): “How you doing?”

ABDI: “Great. So Aaron, thank you for giving us time from your busy schedule.”

GREENBERG: “Thank you.”

ABDI: “Yeah. So tell us, where are you from?”

GREENBERG: “So I’m from Minnesota originally, in the cold Midwest.”

ABDI: “Sweet. Yeah. I went to med school there as well, so I know how cold it gets there. So how did you get from Minnesota to the east coast?”

GREENBERG: “So I grew up in Minnesota, as I said, until college. And then I went to Yale out in Connecticut, and graduated there with an economics and history double major, and then I stayed on the east coast basically. I started off at Wells Fargo on Wall Street, so I was working on the Securities Lending desk in New York where I was focused on international equities and the dividend book. And then I moved down to Charlotte, North Carolina for a year, in an interesting position down in North Carolina at Wells Fargo’s — one of their headquarters. So I was focused in the corporate investment bank on trying to find some of the operational inefficiencies within the corporate banking side, and trying to standardize the process basically across the different verticals. So they kind of created this new group to go and figure all that out. So it was an interesting part to take a part in during Covid, and then the last year or so I’ve been at Lucern Capital back up in Connecticut. So that’s where I am right now.”

ABDI: “That’s awesome. Folks, I just want to emphasize how hard it is to do what he has done. Not many people get to do super technical work like Aaron is doing. So I find it very impressive. So how did European Sustainable Acquisition Growth get started? Like, how did that come about?”

GREENBERG: “Yeah, so it started back in — towards the end of last year, IPO’d in January of this year, and it started with three main sponsors, one of which was Lucern Capital, and we were a minority sponsor within the SPAC, of which that’s why I’m taking a part in it. And we wanted to take the experience that Lucern had, which is European equities over the last 20 years. So we focus solely on midcap European equities. That’s been our niche for about 20 years now. It’s very much a bottom up fundamental hedge fund focuses on long term value creation, basically. And we wanted to take that experience and be able to find a unique company that’s private in Europe with our proprietary network, bring in other people as well. And we brought in some of the most experienced people. If you are looking at our board and on our advisory team, there’s some extremely experienced people like the Chairman, Lars Thunell, who’s former CEO of SEB and the IFC, which is the private side of the World Bank. You have people like Elaine Grunewald, who’s former chief sustainability officer at Ericsson. We have — and from our advisory side, Bazmi Husain, who is the former CTO at ABB Group. So we have a wealth of experience beyond just Lucern. Have a couple other main sponsors as well, who have a wealth of knowledge in the financial markets. And that’s essentially what we just decided to go and do. And then we wanted to find a — you know, with this SPAC, we thought that there was a lack of people that were looking within the European market. So if you look at the last few years, the SPAC market has been mostly focused on the U.S., and we saw this opportunity to really take this concept to Europe. And we were looking for a few things. We wanted a proven technology that we thought could be easily scaled with the capital, we wanted something that could make a sustainable impact on the environment, and we wanted a company that was at a good valuation that we could bring to the NASDAQ for evaluation multiple, because the NASDAQ historically, and the U.S. markets historically, have had higher multiples than the European markets. So we wanted to be able to take a European company and bring it over to the NASDAQ, which should hopefully bring some more value creation for the shareholders.”

ABDI: “Awesome. Thank you for sharing that with us. That’s something I did not know. So why sustainability?”

GREENBERG: “Yeah. So Europe has been at the forefront of sustainability in general. It is something that’s been at the top of people’s minds for the last few years. Lucern’s been looking a lot in this area as well. And you know, it’s really important as we’re looking forward and making this transition as a world, into a more sustainable environment, for prevention of global warming and other sustainable issues to really take a hard look and focus on different investment opportunities that continue to make this impact. And investors are really starting to look at this area. We saw it as a big area of interest as well. And so we wanted to make sure that it was a big focus and a mandate within our SPAC.”

ABDI: “That’s fair enough. You know, with more governments focusing on sustainability, with more money being put there, that’s a good idea. That’s a good business idea. So going forward, why ADS-TEC though? There’s a lot of players in that particular space. Why did you look at that particular company?”

GREENBERG: “Yeah, so this gets to the biggest part of the conversation, but we were looking at many different companies over the last year. I think we looked at about 20 companies or so, and we did some pretty heavy due diligence on several. And ultimately we came up with ADS-TEC, which frankly was, in our opinion, the best option that we were looking at, that not only had a great technology, and I’ll get to that in a second, and will make a sustainable impact as it’s in the EV space, but also at a very good valuation. You know, compared to peers, we feel that shareholders are getting a good valuation right now. As you’re looking at ADS-TEC in general, what makes it different? And I get asked this by investors all the time, you know, ‘What makes you a different charging company?’ Because there’s been so many charging companies in the last year. I think somewhere around plus or minus 10 of them in the last year either have announced that they’re going to SPAC, or have already de-SPAC’d, or are in the process. And they all have similar products. They’re either level two hardware, they’re level three hardware. Some of them have 300 and 350 Kilowatt chargers. A lot of them will buy from similar manufacturers though. They’ll buy from ABB, they’ll buy from Siemens, they’ll buy from Chinese suppliers, they’ll buy from Tridium. You know, several different outlets that sell these platforms, manufacture these platforms. And then they’ll have a somewhat different business model, an end business model, basically. A lot of them will have an owning and operating model. So you’ll see like an EVgo or a Volta, things like that. Then you have some that are focused more on software, like ChargePoint, et cetera. So they all have different business models. And we see this as similar to telecoms 20-30 years ago. Where there’s going to be a lot of different business models, people are trying to figure out what they’re doing and what’s going to work. And eventually this will be a consolidating industry. But getting into our technology, if you want to go to the highway and you want to go and charge your car really quickly, and that’s a big concern for people, you’ll see the Tesla supercharges, you’ll see Tridium, you’ll see — you know, ABB’s coming out with a new charger as well in the Terra 360. So you have a lot of different options that are available on the highway, but if you want to go off the highway and you want a fast charging option, it’s not as readily available. And a lot of people ask, ‘Why?’ And the biggest reason has been because of grid limitation. And this is something that is not very often talked about yet. A lot of people know there’s infrastructure problems, there’s road problems in the U.S., Europe, but a lot of people aren’t talking about the grid infrastructure problem that exists today. And it’s if you want to expand EVs, which are growing at a very fast rate right now, you also need charging. But how are you going to get charging into cities when the grid infrastructure doesn’t support it? A lot of the transformers don’t support it within the cities, within the suburbs. And so ADS-TEC’s product, the main product, the charge box, allows you to essentially circumvent that grid limitation. And you can now all of a sudden plug in to a standard, low power, three phase outlet that you can readily find at a lot of commercial sites, plug it into the battery buffer. And then at the end, when the car comes in to go pull up, you can go and charge from the battery buffer and the charger to the car at 320 Kilowatts, which lets you charge 10, 15 minutes fully, rather than in hours, which is the big secret sauce that we have. No one else that we’ve been able to see yet has something similar, that can charge at that rate with a battery buffered system. So we feel that we really have a first mover advantage that is — you know, commercially, it’s certified in both Europe and the U.S., you know, and we have a really good go to market strategy now as well.”

ABDI: “That’s awesome. Aaron, thank you for sharing that. So you’re saying it’s mainly a B2B way of doing business for ADS-TEC?”

GREENBERG: “Yeah. So this is — you know, the direction that we have taken is that we want to be a B2B platform. We want to give what we believe to be the best technology platform to all of the potential operators that want to go and use this platform. So we’re agnostic to the end user. So Porsche is our biggest customer right now. And then as you look out to some of the other customers that we’ve spoken about, BP, [TIAG], SWARCO are all customers of ours. We’ve announced some others in the last few months as well. And then if you look at some of the charging operators, we could be suppliers to a lot of those charging operators that I’ve spoken about, and we want to be the supplier to everyone, and provide not only a hardware platform, but also software and data services. And we do pretty much everything in-house, above the battery cell level. So we buy the battery cells mostly from the South Koreans, from the LG camp, Samsung, SDI, SK, et cetera. We make our own battery module. We have our own BMS system. We have our own security stack. Software is done in-house. Power, electronics, inverter, cooling system, it’s all designed in-house, and then we have our own assembly plant in Dresden, Germany. So that makes us pretty unique. And we want to provide this, and the way that our business model works is we sell the product to the businesses that want to go and operate an ultra fast charger, regardless of the grid capabilities. And then we’ll charge over time for service fees and the platform, et cetera. And so that’s how you get your recurring revenues over a long period of time.”

ABDI: “That’s awesome. It seems like their technology is very mature, with significant manufacturing capability. And I like that you guys are looking from an agnostic perspective, so that you can supply to numerous different users from a business perspective. So moving on with our question, what’s the potential for ADS-TEC, in terms of opportunity? It seems like they’re very mature in their technology, and you guys already have Porsche as a customer. Could you elaborate more on that?”

GREENBERG: “Yeah. So the market opportunity’s huge, right? So we’re focused on two target markets right now, Europe and North America. So that’s really where we’re focused right now. We’re talking in a few other regions as well, but that’s our main focus. And EVs are growing these markets extremely quickly right now. So the data — you know, depending on what you see, I think Bloomberg announced recently that now 10 percent, roughly, of all new car sales are now EVs. You know, Biden wants hundreds of thousands of charging stations over the next several years. You see also the U.K. has announced plans. Several countries in Europe have wanted to go and make this push towards electric vehicles. And the question is, how are you going to go and actually charge all of these? So charging stations are going to have to ramp up in order to be able to support all of these electric vehicles, otherwise people aren’t going to adopt electric vehicles. So people are talking about, ‘Oh, I want this electric car company, and I want this one.’ You’re seeing Tesla, Rivian, Lucid, several of these. But those companies are going to have a lot of issues if there’s not enough charging stations out there, and have a full network. So Rivian’s announced that they want to have a full network of chargers in the next few years. They want to have their own like Tesla. I’m sure that some of these other companies are going to be looking into similar ideas, whether they make their own charging network or they go and partner with some — you know, some companies right now are talking to partnering with Electrify America and some of the others, EVgo. So you have a lot of opportunities there. And we’re essentially the provider for these chargers in general. And if you want to look on a limited grid right now, which is — you know, when you go off the highway, it’s — it’s a big issue. That’s — you know, we’re basically the option right now. We’re, in my opinion, the best option. Obviously that’s always arguable, but if you want to go and charge your car in minutes instead of hours, we can do this without having to go and spend all the money to go and expand the grid infrastructure.”

ABDI: “I clearly sympathize with that as a EV vehicle owner. The superchargers are definitely the only place that I stop at. There’s no way I’m going to stop at the other chargers that don’t have the capacity to charge my car quickly. They take hours and days, I feel like, you know when you go — when you go — go to them. So for sure, people, when they use their EV vehicles and travel longer distances, they appreciate the charging speed and the ability to charge rapidly.”

GREENBERG: “Yeah. I mean, I can give you an anecdote for myself. So I’ve had a Polestar since the end of July. Awesome car, by the way. I love it. There’s not a lot of them out in the northeast yet, but it’s a really well built car. But I’m in a parking garage, somewhere around a few hundred cars. And there’s three level two chargers in the parking garage. Rarely can I actually get the chance to go and charge my car. And even if I can charge the car, it takes eight to 10 hours to go and charge my car on a level two charger. So how is everyone — you know, when these EVs continue to adopt, how are you going to do that off of three level two chargers in that parking garage? And then the next problem is, well, you can’t just go and put another 30 level two chargers in that parking garage because the transformer doesn’t support it. So at some point you’re going to deal with the same issue, which is this grid infrastructure.”

ABDI: “Right. You know, like I had to install — like, you know, upgrade my charging capabilities at home, because I do most of my charging at home. There’s no way I’m going to do it at the store outside. And I live in a remote location, so I really appreciate charging my car fully in three hours or under three hours. But when I do go to the mall — and I think it’s all level two, right? Like when you go to the mall, the charges that they have there, those are the ones that take few hours. There’s no way —” [crosstalk]

GREENBERG: “Not — not all of them, but a lot of them are. And then a lot of the other ones might be 30 Kilowatts, 50 Kilowatts. You generally don’t see the super fast chargers in the indoor parking garages, in the malls, retail, et cetera. And again, it comes down to that grid infrastructure issue. So if you do see them, it’s likely because they’ve spent some money actually going wiring it in, going and expanding the transformer, putting in a switch gear. There is — or you’re extremely fortunate, and you have that already in a newer building, but —“

ABDI: “Right.”

GREENBERG: “— not as common.”

ABDI: “Yeah. Like when I was looking at EV vehicles, that was my biggest concern, was like range anxiety and making sure that I can have my car charged. But honestly, I’m pretty satisfied. But definitely, for sure, charging faster, it’s something that’ll be important going forward. So thanks for elaborating on that. You know, when you look at the EV space, there’s a lot of areas where people could put their money. There’s other competitors as well. You know, in the U.S., we have Chargepoints, you know, Blink, Electrify America. They all have been here for a while and are well established. How do you thinks ADS-TEC will be able to compete with them? Or is ADS-TEC going to just stay in Europe? But like you said, it was agnostic. So can you elaborate on that? Like, are they going to come into this market as well or go to other markets?”

GREENBERG: “Yeah, absolutely. So it’s a great question, and there’s two parts to it. One is the market and the other is ADS-TEC in general. So, EV charging stocks have taken a little bit of a beating recently, and that’s been fairly across the board for the most part. And the question is, why? There’s also been this macro kind of pullback on a lot of growth companies this year that haven’t performed extremely well in parts of this year, just from a macro standpoint. But if you look at the next several years, EV charging is going to be needed in order to have electric vehicles. So, inherently, these companies are going to be the beneficiaries. And you know, even if you’re looking at cross valuations, even of the — you know, just the entire EV charging market, valuations aren’t that crazy, especially if you’re comparing it to the EV car market. The valuations are very different in some circumstances. And — you know, so that gives you a pretty good opportunity right now in a segment that is very hot and has been very hot this year. And probably will continue to be very hot. Now, when you go into ADS-TEC in general, and you’re talking about market sharing, we’re unique in that, we’re not operating these units. So we are providing that platform, as I said, for everyone to go and operate. And we’re making a lot of inroads at a lot of different companies right now. And the idea is to plant as many flags as possible. That’s our goal. We’re not a CapEx heavy company, so we’re not putting these all in our balance sheet and then going and operating them. We’re selling them off. We have a manufacturing plant already that’s easily scalable. We can make up to 5,000 chargers a year, as we’ve said in our filings, up to 10,000 dispensers a year. And we make small fraction of that right now, probably somewhere around 500 or so chargers a year right now. So very easily scalable from here. And you know, if you’ve seen the market in the last year, a lot of the issues that has been there is production. It’s not the demand. Demand is there. Question is supply. So, that’s where we feel that we have a pretty good opportunity right now in this market. And I — I feel pretty confident that we’re going to do very well over the next several years. And we’ve started to recently expand into the U.S. just in the last few months. So, we were in Europe, mostly, up until this year. And then, in the fall this year, we opened up a U.S. subsidiary. We hired a chief sales officer with 40 years plus of experience in places like Verizon, Ericsson, amongst others in the telecom space. So he knows how to sell telecom and various infrastructure. And this is critical infrastructure. That’s essentially what EV charging is. And so we’re very fortunate to have him. We have a good U.S. sales team also that is supporting him. And we’ve already made some inroads with our first partnership with Smart City Capital in the U.S., so moving very quickly.”

ABDI: “That’s amazing. We’re just like how it was in the turn of the 19th century with requiring oil and the infrastructure and the roads after we had cars. As we transition to electric vehicles, we’re definitely going to need all this infrastructure. The question is, there’ll be a lot of players, which ones are going to make it? So it’s great that you guys can scale 10, 20 times, it looks like, from current production. That’s something that’ll be very important for success down the road. You touched a little bit about chargers. One of our users from our specs asks, what’s the useful life of charger?”

GREENBERG: “Yeah. So the useful life of the charger depends on conditions just as with cars. We hope that these chargers are going to last 10 plus years. That’s what we generally say. Obviously that’s assuming they don’t get vandalized, misused, et cetera. But we expect these to last a long period of time. And if you look historically at German engineering, it tends to be pretty solid, so this is very high quality built. It’s meant to last. We design all these products, the parts, in-house. So we have almost the full depth of the product, which allows for a little bit of de-risking in terms of quality, et cetera. So that’s the biggest part there. But — you know, and then generally speaking the batteries, similarly, and again, depending on all of these conditions, as I mentioned.”

ABDI: “That’s awesome. That’s awesome. So another user, Raz, asked a very specific question, and feel free if you cannot answer all of it.”

GREENBERG: “Yeah.”

ABDI: “Can you elaborate on how many cars a battery can supercharge before being depleted, or needs to cool in order to supercharge again? I’ve noticed that with the Tesla supercharges, when you are in a busy station with many cars, it’s not going to charge as fast, or you have to wait for a period. And I didn’t know what it was, until I did my own little research and you needed this little cool down. Can you elaborate on that, and ADS-TEC?”

GREENBERG: “Yeah. So it’s really interesting that this was mentioned. It’s a great question. I’ve seen it myself, even when several months ago, when I was traveling across Germany. One of the company employees has a Tesla, and we stopped at one of the supercharging stations. And the station wasn’t charging at the speed that it says it’s capable of doing. So a lot of these Tesla superchargers, they can do at least 150 Kilowatts. Many of them now can do 250. I think they might even be going up to 300, so they’re pretty quick now. But part of the problem is that grid infrastructure issue I mentioned. So, when you have one, two chargers going at the same time, not really a huge issue on the highway, at least with a lot of these sites, but once you start getting to 6, 8, 10 cars, what ends up happening is the chargers have to throttle. They throttle downwards because the transformer isn’t supporting it. So this is really getting into the heart of the issue that I’m mentioning. Because then when you get off the highway, it’s even worse. So you know, the transformers are not — I mean, you don’t have these high power transmission lines, like you have going down the highway. And so, to answer the question with our own product, we’re only taking 30, 50 kilowatts from the grid. So we’re taking very low power, and then storing up the battery. Essentially, it’s battery to battery charger, it’s a buffer. So our product, the charge box, which is currently available in the U.S. and Europe is — was built to be able to charge up to three Porsche Taycans back to back to back without battery degradation, obviously, depending on the power that’s coming in from the grid. You know, we are — you know, as we’ve tested this in the last year, we’ve seen that the battery doesn’t really run out because statistically speaking people are generally not lining up back to back all day long, especially when you’re not on the highway. So we’ve been testing this at a BPRL station in Germany this year in downtown Berlin. And we haven’t seen it run out of battery to date. Not to say that it can’t, there’s obviously this theoretical concept of the three cars that I’ve mentioned about. But generally speaking, that’s not how cars are getting charged on a daily basis.”

ABDI: “Thanks for sharing that, hopefully that answer will be sufficient for our user. So —” [crosstalk]

GREENBERG: “I do want to mention one other thing, just in that regard. One thing that’s unique about our product is that you always get the power that’s coming from the grid. So regardless of what’s left in the battery buffer, you’re always getting whatever’s coming from the grid. So it’s constantly recharging the battery buffer at the same time. It doesn’t — our systems aren’t built to have to charge the car and cut off the power supply and then keep going. So it’s always doing a constant flow from both sides.”

ABDI: “Thanks for sharing that. That’s pretty awesome. It seems like it’s more powerful than the Tesla superchargers and the battery system they’re using. So this is a question that a lot of users ask. How is the transaction going? Are there any cash minimum requirements? Any concerns about redemptions?”

GREENBERG: “Yeah, so the pre-money enterprise value is $300 million for the company. Post money equity value, so what we’re valuing the transaction at on day one, is $580 million, roughly, post money equity value. Post money enterprise value, roughly $356 million. Of that, about 42 percent is of the existing shareholders. So there’s two shareholders of the company right now, Thomas Bidel (ph) and his family through his holding company has 61 percent of the company. And Bosch has 39 percent of the company, which I think we should get into that a little bit on that relationship because I think it’s really important to this story. And the rest of the proforma is the SPAC trust, which is $144 million. The pipe, which is the full equity pipe at $10, there were no special conditions on it. That’s $156 million. And then a small sponsor stake about 6 percent of the stake. In terms of the redemptions, obviously we hope that there’s not going to be a lot of redemptions. We can’t control that. The deadline is Friday this week for the redemptions. Our shareholder meetings on Tuesday next week on the 21st and then closing the day after that and then trading one day later under the new ticker ADSE.”

ABDI: “Awesome. Thank you for sharing that. That’s quite helpful. Those dates sometimes are really hard to find for retail traders so we’ll make sure to post it on our AMA page so you’re aware of the transaction closed and the ticker change and the ticker name. So, the next question is there’s like more than 500 SPACs or so trading under NAV. Why this one? Why would someone put their hard earned money into EUSG?”

GREENBERG: “Yeah, so this is one of the most unique companies that I’ve seen in my career looking at companies. And we looked at a lot of companies in the last year for this SPAC for EUSG and this one really stood out. This company really stood out. And ADS-TEC right now is really trying to change the world and how everyone is thinking about EV charging right now. And the biggest issue has been that people are looking at these EV cars and really excited, especially you’ve seen in the retail side of investing that a lot of people are looking at EV cars, whether it be Tesla, Rivian, Lucid, et cetera, it’s a hot segment. EV charging is hot also. It’s inherently growing very, very quickly and it’s expected to grow very quickly over the next several years. So as I’ve been researching this over the last year and this segment, it’s been hard for me to find another segment that is growing as quickly as EV charging is right now. It’s growing just extremely quickly as an entire market segment. Governments both in the U.S. and Europe are pouring money into charging and into grid infrastructure. So it’s a prime opportunity right now to really invest in the EV charging space in general. And in terms of our company, we feel that this is a pretty good valuation right now relative to peers and we posted the valuation multiples and how we looked at everything in the filing documents.”

ABDI: “Yeah, hopefully people can get at the ground level, ground floor and invest with your new company. So going into closing for our session here, are there any last points you’d like to share with the community at r/SPACs?”

GREENBERG: “Yeah, so SPACs sometimes get a bad — bad rap and you know, it’s — it’s unfortunate because it really is a great product. And you know, I really do hope that this is a product that lasts a long time. I think that it’s — I think personally that it’s a great product for retail investors because as someone who used to invest as a retail investor, I’d look at all of these IPOs and be like, why can’t I get in this at the price that I’m getting at? You see all the IPOs, they spike up in price, but you’re not getting it at the IPO price, you get it at that elevated price. And so retail investors have historically not had as much market access to the IPO market. That’s changed a little bit with some companies recently like Robinhood started to give to some of the retail investors, but very infrequently. In the SPAC market, it’s the first real time where you can as a retail investor, you can come in before the company actually goes public at the market valuation at that NAV or near that NAV and be able to invest alongside the institutional investors. So I really do hope that the SPAC market, which does have a lot of benefits, and provides a lot of benefits also for some of these companies that might be harder for them to go to the traditional IPO route because maybe they’re smaller or maybe they’re a little earlier stage, but they have this great concept and this great idea and with this capital that can come in from the capital markets, including from retail investors, they can make those ideas a reality. I really do hope that this is a product that sticks around going forward and it’s exciting that there’s so many people within the SPAC subreddit community that’s interested in this product.”

ABDI: “Thank you so much, Aaron. ADS-TEC I think has solid German engineering behind it and a solid team with Lucern for management. We’re wishing you best of luck and as the transaction goes into close and thank you so much for the time you gave us today.”

GREENBERG: “Thank you. Really appreciate the time and the opportunity. And thanks everyone for watching.”

ABDI: “Thank you. And that’s it for AMA tonight. Thank you everyone for joining us on our AMA number 21. Tomorrow night, we have Rigetti Computing as AMA number 19. It’s just a little reversal we did for two AMAs. And the rest of the holiday schedule will be posted. So thank you so much everyone for showing up tonight. And thank you so much, Aaron. Good night, everybody.”

GREENBERG: “Thank you.”

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A full description of the terms of the proposed business combination is provided in the registration statement on Form F-4 filed with the SEC by Irish Holdco (as amended from time to time, the “Registration Statement”) that includes a prospectus with respect to the Irish Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of EUSG to vote on the business combination. The Registration Statement was declared effective by the SEC on December 7, 2021 and the definitive proxy statement/prospectus has been mailed to EUSG’s shareholders. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and documents incorporated by reference therein before making any voting or investment decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.